United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                       to
Commission file number 1-12981
THE AMETEK RETIREMENT AND SAVINGS PLAN
(Full title of the plan)
AMETEK, Inc.
37 North Valley Road, Building 4, P.O. Box 1764
Paoli, Pennsylvania 19301-0801
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

The AMETEK Retirement and Savings Plan
Financial Statements and Supplemental Schedule
Years ended December 31, 2007 and 2006
Contents

Report of Independent Registered Public Accounting Firm	2

Audited Financial Statements:

Statements of Assets Available for Benefits	3
Statements of Changes in Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	13

Signatures	14

Exhibit Index	15

Report of Independent Registered Public Accounting Firm
Plan Administrative Committee
The AMETEK Retirement and Savings Plan
We have audited the accompanying statements of assets available for benefits of The AMETEK Retirement and Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
June 19, 2008

The AMETEK Retirement and Savings Plan
Statements of Assets Available for Benefits

	December 31,
	2007	2006
Assets:
Investments, at fair value	$395,066,020	$291,346,967

Receivables:
Employer contributions	221,204	165,178
Participant contributions	384,406	309,034

Total receivables	605,610	474,212

Assets available for benefits, at fair value	395,671,630	291,821,179
Adjustment from fair value to contract value for Common Collective Trust	(518,993)	571,438

Assets available for benefits	$395,152,637	$292,392,617

See accompanying notes.

The AMETEK Retirement and Savings Plan
Statements of Changes in Assets Available for Benefits

	Year Ended December 31,
	2007	2006
Additions:

Contributions:
Employer	$8,110,042	$7,755,295
Participants	14,638,943	13,649,850
Participant rollovers and transfers from other plans	6,214,966	4,893,501

	28,963,951	26,298,646

Investment income:
Net appreciation in fair value of investments	16,070,918	20,748,788
Interest and dividend income	16,232,927	11,803,708

	32,303,845	32,552,496

Plan mergers	69,237,529	—

Total additions	130,505,325	58,851,142

Deductions:
Benefits paid to participants	(27,745,305)	(21,815,444)
Insurance premiums and commissions	—	(34,848)

Total deductions	(27,745,305)	(21,850,292)

Net increase	102,760,020	37,000,850

Assets available for benefits:
Beginning of year	292,392,617	255,391,767

End of year	$395,152,637	$292,392,617

See accompanying notes.

THE AMETEK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007
1. Description of the Plan
General
The following brief description of The AMETEK Retirement and Savings Plan (“the Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a tax-deferred 401(k) defined contribution savings plan, with a separate retirement feature described below. The Plan provides eligible employees of AMETEK, Inc. (“AMETEK”, or “the Company”), and certain of its subsidiaries, an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs (see Note 3).
Participant Eligibility
Any employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan as of the entry date that follows his or her date of hire by at least thirty—one days and is on or after the date on which the participant first attains age eighteen.
Plan Mergers
On December 31, 2007, the assets of the AMETEK 401(k) Plan for Acquired Businesses (“the Acquired Business Plan”) were merged into the Plan. As the result of the merger, the Acquired Business Plan transferred approximately $65.3 million of net assets to the Plan (see Note 8). On June 4, 2007, the net assets of the U.S. participants from the Spectro Analytical Instruments 401(k) Savings Plan in the amount of approximately $3.9 million, were transferred into the Plan (see Note 8).
Contributions
Each year, participants have an opportunity to invest up to 50% of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who may be subject to certain regulatory limitations. Certain groups of participants have an opportunity to invest catch-up contributions up to 75% of their compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Also in connection with business acquisitions by AMETEK, account balances from certain other plans may be transferred into the Plan. Subsequent to December 31, 2007 (June 10, 2008), the net assets of the U.S. participants from the Land Inc. 401(k) Plan in the amount of approximately $1.0 million, were transferred into the Plan. The Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each participant, to a maximum annual Company contribution of $1,200 per participant. Matching Company contributions are credited to participants’ accounts at the same time their contributed compensation is invested.

THE AMETEK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007
1. Description of the Plan (continued)
Contributions (continued)
However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year.
The Plan has a retirement feature for eligible salaried and hourly employees of AMETEK. The Company makes contributions to the Plan on behalf of such employees equal to a specified percentage of their compensation earned based upon each participant’s age and years of service, up to predetermined limits. Employee contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature are the same as for the savings feature under the Plan.
Forfeited Company contributions from the retirement feature, which are insignificant in amount, are used to reduce future employer retirement contributions or to pay Plan administrative expenses.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.
Vesting
Participants are fully vested at all times in both their contributions to the Plan and in Company contributions under the savings provisions of the Plan. Company contributions under the retirement feature of the Plan, through December 31, 2006, become fully vested after five years of service. Effective January 1, 2007, Employer Retirement Feature contributions and related earnings on or after January 1, 2007, will become fully vested after three years of service (see Note 8).
Participant Loans
Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan’s Administrative Committee. The loans are secured by the balance in the participant’s account, and bear interest at rates established by the Plan’s administrative committee, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2007 and 2006 ranged between 4.0% and 11.0%.

THE AMETEK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007
1. Description of the Plan (continued)
Participant Loans (continued)
Principal and interest is paid ratably through payroll deductions. Participant loans outstanding at December 31, 2007 and 2006 totaled $8,399,006 and $5,909,283, respectively, and are included in investments in the accompanying statements of assets available for benefits.
Payment of Benefits
On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account or elect to receive payment in installments up to a 15-year period but subject to certain restrictions based on life expectancy. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age.
Plan Termination
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA, and applicable labor agreements. In the event of Plan termination, each participant will receive the value of his or her separate vested account.
2. Summary of Significant Accounting Policies
Basis of financial statements and presentation format
The accompanying financial statements have been prepared on the accrual basis of accounting, if applicable, except for the non-accrual of a liability for amounts owed to withdrawing participants, which are reflected in plan equity in accordance with U.S. generally accepted accounting principles. At December 31, 2007 and 2006, there were no outstanding liability for amounts owed to withdrawing participants.
Use of estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

THE AMETEK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007
2. Summary of Significant Accounting Policies (continued)
Risks and uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.
Investment valuation and income recognition
Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. Life Insurance Contracts are carried at the cash surrender value of such policies at year-end. The participant loans are valued at their outstanding book values, which approximates fair value.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Vanguard Retirement Savings Trust). As required by the FSP, the statements of net assets available for benefits present the fair value of the Vanguard Retirement Savings Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Vanguard Retirement Savings Trust is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

THE AMETEK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007
2. Summary of Significant Accounting Policies (continued)
Investment valuation and income recognition (continued)
The net appreciation or depreciation of investments represents the sum of the change in the difference between year-end market value and the cost of investments, and the difference between the proceeds received and the cost of investments sold during the year.
3. Investment Programs
At December 31, 2007 and 2006, the Vanguard Fiduciary Trust Company was the Trustee and a party-in-interest to the Plan.
A participant may direct contributions (up to certain specified limits) in any of the following investment options:
•	AMETEK Stock Fund

•	Vanguard Retirement Savings Trust

•	Registered investment companies:
•	Vanguard Total Bond Market Index Fund

•	Vanguard LifeStrategy Funds

•	Vanguard Wellington Fund

•	Vanguard Windsor II Fund

•	Vanguard PRIMECAP Fund

•	Vanguard Small-Cap Index Fund

•	Vanguard 500 Index Fund

•	Evergreen Small Cap Value Fund

•	Julius Baer International Equity Fund

•	BlackRock Small Cap Fund

•	Keeley Small Cap Value
Participants may change their investment options or transfer existing account balances to other investment options daily.

THE AMETEK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007
3. Investment Programs (continued)
The fair value of individual investments that represent 5% or more of the Plan’s assets at year-end are as follows:

	December 31,
	2007	2006
Vanguard Retirement Savings Trust (stated at contract value)	$68,288,531	$60,151,351
Vanguard 500 Index Fund	46,788,541	35,791,963
AMETEK Stock Fund	45,635,115	29,756,466
Vanguard PRIMECAP Fund	43,696,472	30,418,105
Vanguard Windsor II Fund	36,095,119	32,774,651
Vanguard Wellington Fund	32,400,134	24,188,481
Julius Baer International Equity Fund	24,677,741	16,109,211
Vanguard LifeStrategy Moderate Growth Fund *	22,101,510	—

*	At December 2006, this investment represented less than 5% of the fair value of the Plan’s assets.
During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought, sold, as well as, held during the year) appreciated in value, as follows:

	December 31,
	2007	2006
Common stock	$13,273,499	$3,270,345
Registered investment companies	2,797,419	17,478,443

	$16,070,918	$20,748,788

4. Insurance Contracts
Some employee contributions are presently used to maintain previously purchased life insurance policies underwritten by Genworth Life and Annuity First Company (formerly First Colony Life Insurance Company) of Lynchburg, Virginia. Commissions paid on Insurance Contracts are charged directly against the participants’ insurance accounts. This fund continues to be closed to new participants.

THE AMETEK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 26, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor will take all steps necessary, if any, to maintain the Plan’s qualified status.
6. Administrative Expenses
The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. From inception of the Plan to the present, the Company has elected to pay such expenses directly.
7. Differences Between Financial Statements and Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2007	2006
Assets available for benefits per the financial statements	$395,152,637	$292,392,617
Adjustment from contract value to fair value for Common Collective Trust	518,993	(571,438)

Assets available for benefits per Form 5500	$395,671,630	$291,821,179

8. Plan Amendments
Effective January 1, 2006, the Plan was amended to designate the U.S. employees of Spectro Analytical Instruments as participating employees in the Plan. Effective March 6, 2006, the Plan was amended to designate the U.S. employees of Power Instruments’ Pulsar Group as participating employees in the Plan. Effective May 29, 2006, the Plan was amended to designate the U.S. employees of AMETEK Pittman, Inc., as participating employees in the Plan. Effective December 25, 2006, the Plan was amended to designate the U.S. employees of AMETEK Land, Inc., as participating employees in the Plan. Effective December 25, 2006, the Plan was amended to designate the U.S. employees of AMETEK SAI Holdings, Inc. and subsidiaries as participating employees in the Plan. Effective January 1, 2007, the Plan’s employer retirement feature contributions made on or after January 1, 2007, will become fully vested after three years of service, compared to five years prior to January 1, 2007. Effective June 4, 2007, the net assets of the U.S. participants from the Spectro Analytical Instruments 401(k) Savings Plan was merged into the Plan. Effective December 31, 2007, the net assets of the AMETEK 401(k) Plan for Acquired Businesses was merged into the Plan.

THE AMETEK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007
9. Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements

THE AMETEK RETIREMENT AND SAVINGS PLAN
EIN 14-1682544 Plan# 078
Schedule H, Line 4i—
Schedule of Assets (Held at End of Year)
December 31, 2007

	Description of investment, including
	maturity date, rate of interest,	Current
Identity of issue, borrower, lessor or similar party	collateral, par, or maturity value	Value

AMETEK Stock Fund*	Common Stock Fund	$45,635,115
Vanguard Retirement Savings Trust *	Common/Collective Trust	68,807,524
Vanguard Total Bond Market Index Fund*	Registered Investment Company	15,067,319
Vanguard LifeStrategy Conservative Growth Fund*	Registered Investment Company	8,248,759
Vanguard LifeStrategy Growth Fund*	Registered Investment Company	15,809,665
Vanguard LifeStrategy Moderate Growth Fund*	Registered Investment Company	22,101,510
Vanguard Wellington Fund*	Registered Investment Company	32,400,134
Vanguard Windsor II Fund*	Registered Investment Company	36,095,119
Vanguard PRIMECAP Fund*	Registered Investment Company	43,696,472
Vanguard Small-Cap Index Fund*	Registered Investment Company	9,407,293
Vanguard 500 Index Fund*	Registered Investment Company	46,788,541
Evergreen Small Cap Value Fund	Registered Investment Company	1,663,661
Julius Baer International Equity Fund	Registered Investment Company	24,677,741
BlackRock Small Cap Fund	Registered Investment Company	15,037,867
Keeley Small Cap Value	Registered Investment Company	975,158
Genworth Life and Annuity Insurance Company *	Life Insurance Policies	255,136
Participant Loans*	Interest rates ranging from 4.0% to 11.0%	8,399,006

		$395,066,020

*	Indicates party-in-interest to the Plan
Historical cost column is not included as all investments are participant-directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The AMETEK Retirement and Savings Plan
(Name of Plan)

Dated: June 19, 2008	By:	/s/ John J. Molinelli
John J. Molinelli, Member,
Administrative Committee